EXHIBIT 99.2

ANNUAL MEETING OF SHAREHOLDERS OF

LUXOFT HOLDING, INC

September 12, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice, the Proxy Statement, the proxy card and the 2014 Annual Report are available at http://www.luxoft.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00003333333330001000 0 091214

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL NO. 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted "FOR" ALL NOMINEES in Proposal No. 1 and "FOR" Proposal No. 2.**

1. Election of Directors:

	FOR	AGAINST	ABSTAIN
Esther Dyson	☐	☐	☐
Glen Granovsky	☐	☐	☐
Marc Kasher	☐	☐	☐
Anatoly Karachinskiy	☐	☐	☐
Thomas Pickering	☐	☐	☐
Dmitry Loshchinin	☐	☐	☐
Vladimir Morozov	☐	☐	☐
Sergey Matsotsky	☐	☐	☐
2. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLC AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2015.	☐	☐	☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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LUXOFT HOLDING, INC

Proxy for Annual Meeting of Shareholders on September 12, 2014

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Glen Granovsky, Dmitry Loshchinin, and Natasha Ziabkina, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Luxoft Holding, Inc, to be held on September 12, 2014 at 100 Wall Street, Fifth Floor, New York, New York 10005, and at any adjournments or postponements thereof on the following matters, which are more fully described in the Notice and the Proxy Statement, dated August 14, 2014, relating to the 2014 Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no instructions are indicated with respect to a specific proposal or all proposals described below, this Proxy will be voted "FOR" Proposal No. 1 and Proposal No. 2. Any and all proxies given by the undersigned prior to this Proxy are hereby revoked.

(Continued and to be signed on the reverse side.)

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